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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East De La Guerra Street
(No and Street)

Santa Barbara	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney &760) 815-1817

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCG Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached California Jurat

Signature

C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2021,
Date Month Year
by
(1) Robert Hughes
(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

LORI COLE
Notary Public - California
Santa Barbara County
Commission # 2289458
My Comm. Expires May 20, 2023

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report **Document Date:** ______
Number of Pages: ____ **Signer(s) Other Than Named Above:** ______

CCG Securities LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

CCG Securities LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of CCG Securities LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of CCG Securities LLC (the "Company") as of December 31, 2020, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

China Spring, Texas
February 22, 2021

We have served as the CCG Securities LLC's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

CCG Securities LLC

Financial Statements

For the Year-ended December 31, 2020

CCG Securities LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	9,775
Total assets	$	9,775

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	1,100
Total liabilities		1,100
Member's equity		
Member's equity		8,675
Total member's equity		8,675
Total liabilities and member's equity	$	9,775

The accompanying notes are an integral part of these financial statements.

CCG Securities LLC
Statement of Operations
For the Year-Ended December 31, 2020

Revenues	
Income	$ 1
Total revenues	1
Expenses	
Professional fees	15,075
Regulatory fees	2,551
Other operating expenses	1,211
Total expenses	18,837
Net (loss) before income tax provision	(18,836)
Income tax provision	800
Net (loss)	$ (19,636)

The accompanying notes are an integral part of these financial statements.

CCG Securities LLC
Statement of Cash Flows
For the Year-Ended December 31, 2020

Cash flow from operating activities:		
Net (loss)		$ (19,636)
Member contribution, non-cash conversion		-
Net cash (loss)		(19,636)
Adjustment to reconcile net (loss) to net		
cash (used in) operating activities:	-	
(Increase) decrease in assets:	-	
Increase (decrease) in liabilities:		
Accounts payable	-	
Total adjustments		-
Net cash (used in) operating activities		(19,636)
Net cash provided by in investing activities		-
Member's contributions	11,200	
Net cash provided by financing activities		11,200
Net decrease in cash		(8,436)
Cash at beginning of year		18,211
Cash at end of year		$ 9,775
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

CCG Securities LLC
Statement of Changes in member's equity
For the Year-Ended December 31, 2020

		Member's Equity
Balance at January 1, 2020	$	17,111
Member's contributions		11,200
Net (loss)		(19,636)
Balance at December 31, 2020	$	8,675

The accompanying notes are an integral part of these financial statements.

CCG Securities LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

Note 1 – Organization and Nature of Business

CCG Securities, LLC (the "Company") was incorporated in the State of California on February 19, 2003. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The nature of the Company's business is to advise (a) business owners with regard to a sale of some or all of their assets, (i.e. sell-side advisory or) (ii) institutional investors (e.g. private equity), with regard to an acquisition of, or investment in, a company or companies or the assets thereof, (i.e. buy-side advisory), together commonly known as mergers & acquisitions, and (b) the private placement of capital as that term is described under the Securities Act, Regulation D (Title 17 of the Code f Federal regulations, Part 230, Sections 501-508) (for purposes hereof, "Reg. D").

The Company is a wholly owned subsidiary of The Commerce & Capital Group, LLC (the "Parent") and operates in Santa Barbara, California.

The Company generated no revenue during the current year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received capital contributions from the owner to maintain ongoing operations and will continue to do so in the future. Therefore, management believes that there is no going concern issue.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises the private placement of securities.

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of CCG Securities, LLC.

Use of Estimates - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Note 2 – Significant Accounting Policies (continued) Income Taxes -

Management has considered its tax positions and believes that all positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company shares its office space with the Parent and has an expense sharing agreement. The Company allocates a monthly amount of $100 for communication expenses (phone and internet) which is treated as due to Parent. In turn, such expenses are paid to vendors directly by the Parent. At December 31, 2020, there were no monies due to parent and $1,200 was converted to capital contribution during the year. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

From time to time, the Parent (a) forms limited liability companies for the special and limited purpose of investing in specific companies or assets thereof or relating thereto or (b) invests in existing companies formed by other, unrelated third-parties (in either case, for the purposes hereof, the "Parent Portfolio Investments"). Consistent with the nature of its business (see Note 1) the Company may provide for a Private Placement of capital for Parent Portfolio Companies.

Unaffiliated third parties sometimes participate in Parent Portfolio Investments. However, such participation (the "Co-investment") in no event occurs without (a) receipt of a subscription agreement from the investor, including a detailed purchaser questionnaire acceptable to the issuer and (b) the suitability of such investment for the investor determined by both the issuer and the Company, typical to the Private Placement of capital under Reg. D. Upon closing, if any, such investor receives the security provided for under the subscription agreement directly from the issuer.

To date, The Company has not charged nor has it received payment of any fees or commissions relating to Private Placement activities involving a Related Party. However, the Parent has established in the past, and expects to continue to establish, a profits' interest (often referred to as "carried interest") applicable to Co-investment in its Parent Portfolio Investments

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

CCG Securities LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2020

CCG Securities LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$	8,675
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	8,675

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	73
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	3,675

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	1,100
Percentage of Aggregate Indebtedness to Net Capital		12.68%

Reconciliation of the Computation of Net Capital under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2020	$	-
Adjustments		
Increase (Decrease) in Equity	$	8,675
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	8,675
Reconciled Difference	$	-

CCG Securities LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $8,675 which was $3,675 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 12.68%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

CCG Securities LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2020

Independent Public Accountants Review Report on CCG Securities LLC's Exemption

TuttleBond

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Rob Hughes
CCG Securities LLC
120 East De La Guerra
Street
Santa Barbara, CA 93101

Dear Rob Hughes:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which CCG Securities LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. CCG Securities LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. CCG Securities LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCG Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PLLC

China Spring, Texas
February 22, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

CCG Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

CCG Securities LLC
120 East De La Guerra Street
Santa Barbara, CA 93101

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, CCG Securities LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,

2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,

3. We have no exceptions to report this fiscal year.

Regards,

Rob Hughes
CEO
CCG Securities LLC